UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
 Form 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934
For the month of February 2026
Commission File Number 001-37626
Mesoblast Limited
(Exact name of Registrant as specified in its charter)
Not Applicable
(Translation of Registrant’s name into English)
Australia
(Jurisdiction of incorporation or organization)

Silviu Itescu
Chief Executive Officer and Executive Director
Level 38
55 Collins Street
Melbourne 3000
Australia
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:
Form 20-F ☑ Form 40-F ☐

INFORMATION CONTAINED ON THIS REPORT ON FORM 6-K
On February 27, 2026, Mesoblast Limited filed with the Australian Securities Exchange a new release announcement and investor presentation, which are attached hereto as Exhibit 99.1 and Exhibit 99.2 and are incorporated herein by reference.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly organized.

Mesoblast Limited
/s/ Paul Hughes

Paul Hughes
Company Secretary
Dated: February 27, 2026

INDEX TO EXHIBITS

Item

99.1	Press release of Mesoblast Ltd, dated February 27, 2026.
99.2	Investor presentation of Mesoblast Ltd, dated February 27, 2026.